03015341

AB 3/4/03

SEC RECEIVED PROCESSING SECTION FEB 28 2003 WASH, D.C. 207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32227

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Soundview Technology Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 East Putnam Avenue
(No. and Street)

Old Greenwich	Connecticut	06870
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy P. Dunham (203) 321-7247
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

CHECK ONE:

X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Jennifer M. Fleissner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of SoundView Technology Corporation, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

JMFleissner
Signature

Principal
Title

Anita K. Windels
Notary Public
ANITA K. WINDELS
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2003

Subscribed and sworn to me this 12th day of February, 2003

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) Independent Auditors' Supplementary Report on Internal Control Structure.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SoundView Technology Corporation

Statement of Financial Condition

Year ended December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Stockholder of
SoundView Technology Corporation:

We have audited the accompanying statement of financial condition of SoundView Technology Corporation (the "Company") as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SoundView Technology Corporation as of December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

January 27, 2003

SoundView Technology Corporation

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 126,983,815
Receivable from clearing broker	8,182,560
Investment banking fees receivable	752,198
Securities owned, at market value	249,315
Investments	676,529
Intangible assets, net of accumulated amortization of $14,788,010	
Goodwill	17,386,576
Institutional client relationships	53,314,591
Other	2,170,002
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $11,919,758	704,115
Prepaid expenses	1,909,525
Other assets	1,628,881
Total assets	$213,958,107
Liabilities and stockholder's equity	
Liabilities:	
Securities sold but not yet purchased, at market value	$ 6,755
Accounts payable and accrued expenses	4,067,914
Accrued compensation	24,708,798
Other liabilities	1,130,626
Total liabilities	29,914,093
Stockholder's equity:	
Common stock, $0.01 par value; 6,000,000 shares authorized; 2,516,862 shares issued and outstanding	25,169
Additional paid-in capital	647,689,202
Accumulated deficit	(451,466,029)
Deferred compensation	(24,663)
Receivable from Parent, net	(12,179,665)
Total stockholder's equity	184,044,014
Total liabilities and stockholder's equity	$213,958,107

See accompanying notes to financial statement.

SoundView Technology Corporation

Notes to Statement of Financial Condition

December 31, 2002

1. Organization and Business

SoundView Technology Corporation (the "Company"), a Delaware corporation, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), the National Association of Securities Dealers, Inc. ("NASD") and various states. The Company is a wholly owned subsidiary of SoundView Technology Group, Inc. ("Parent").

The Company acts as an introducing broker for its customers and is engaged in the proprietary trading of securities as a market maker. The Company also participates in various underwriting and syndicate transactions as manager, co-manager or member of the syndicate. All transactions are cleared through and carried by a New York Stock Exchange, Inc. member firm (the "clearing broker") on a fully disclosed basis pursuant to a clearing agreement.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statement and accompanying notes. Management believes that the estimates utilized in preparing its financial statement are reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity of three months or less to be cash equivalents. Cash and cash equivalents are comprised primarily of deposits with financial institutions which are invested in money market instruments ($35.6 million), short-term commercial paper ($29.5 million) and a bond fund ($61.9 million).

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the related assets which range from three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the life of the lease or the remaining useful lives of the improvements, which range from three to seven years.

2. Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". Under the provisions of SFAS No. 142, goodwill is no longer amortized into the income statement over an estimated life, but rather is tested at least annually for impairment. Other intangible assets, which have finite lives, continue to be amortized over their estimated useful lives and are subject to impairment testing under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets".

Investments

The Company holds investments in publicly traded and privately held companies that are accounted for at market or fair value. The determination of fair value requires management to make estimates based on available information including the company's earnings, sales, operating developments and recent transactions in the company's securities. The determination of fair value may not necessarily represent the amounts that might ultimately be realized, since such amounts depend on future circumstances and cannot be determined until the investments are actually liquidated.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, receivable from clearing broker, securities owned, and investments are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities including securities sold, not yet purchased and certain payables are carried at fair value or contracted amounts, which approximate fair value due to their relatively short-term nature.

Securities Owned and Securities Sold but Not Yet Purchased

Securities owned and securities sold but not yet purchased consist of trading securities in corporate stocks, and are stated at quoted market values.

2. Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the recognition of deferred tax assets and liabilities at tax rates expected to be in effect when these balances reverse. Future tax benefits attributable to temporary differences are recognized to the extent that realization of such benefits is more likely than not.

Receivable from Parent, Net

Receivable from Parent, net is presented as a reduction of stockholder's equity until paid.

3. Receivable from Clearing Broker

Receivable from clearing broker includes cash balances, deposits and net amounts receivable for securities transactions that have not yet settled as of the balance sheet date.

4. Related Party Transactions

In the normal course of business, the Company engages in certain transactions with its Parent and its affiliates.

The Company incurs certain expenses on behalf of the Parent for services related to operations, accounting, legal, personnel and usage of office space. The Parent is obligated to reimburse the Company for the portion of these expenses not allocated to the Company. In addition, the Parent pays certain expenses on behalf of the Company. At December 31, 2002, the Receivable from Parent, net primarily consists of the net unpaid amount related to such items.

As of December 31, 2002, other assets includes a net receivable from affiliates of approximately $0.4 million, which consists primarily of receivables for expenses paid by the Company on behalf of those affiliates.

5. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to use the alternative method permitted by the Rule. Under the alternative method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or an amount determinable based on the market prices and number of securities in which the Company acts as a market maker. Net capital and aggregate minimum requirements change from day to day. As of December 31, 2002, the Company had net capital of $99.3 million, which was $98.4 million in excess of the required minimum capital. The capital rules of the SEC and NASD also provide that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than the minimum requirements. Capital withdrawals are also subject to certain notification and other provisions of the SEC.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital (equal to the greater of $150,000 or minimum net capital under the Rule) and comply with other financial ratio requirements. At December 31, 2002, the Company was in compliance with all such requirements.

Proprietary accounts held at the clearing broker ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to a clearing agreement between the Company and the clearing broker which requires, among other things, for the clearing broker to perform a computation of PAIB Assets similar to the customer reserve computation under SEC Rule 15c3-3.

6. Employee Benefits

The Company participates in the Parent's 401(k) Plan (the "Plan"). Total matching contributions for the year ended December 31, 2002 were based on a percentage of eligible compensation of participating employees. Under the provisions of the Plan, subject to certain limitations, substantially all employees may elect to contribute to the Plan at least 1% but not more than 20% of their annual compensation. The Company matches each employee's contribution up to an amount representing 2% of the first $50,000 of the employee's base compensation during the year.

7. Goodwill and Other Intangible Assets

The Company adopted SFAS No. 142 as of January 1, 2002. SFAS No. 142 requires that the Company's goodwill be evaluated for impairment upon adoption and, ongoing, at least annually which the Company has determined will be its fiscal fourth quarter in the absence of circumstances suggesting an evaluation in an earlier quarter. In connection with the initial adoption of SFAS No. 142, as of January 1, 2002, the Company determined that no adjustment was necessary to the carrying value of its goodwill. Subsequent to the adoption of SFAS No. 142, the continued economic slowdown and weakened business environment as well as other factors negatively impacted the Company's business. During the fourth quarter of 2002, the Company performed its annual evaluation of its enterprise value to make a determination as to whether the recorded amounts of goodwill were potentially impaired. In estimating the fair value of the enterprise, the Company used valuation techniques based on market capitalization and market multiples for comparable businesses. Based on this evaluation, the Company determined that the carrying value of its goodwill was impaired. Therefore, the balance of goodwill at December 31, 2002 is reflected net of the impairment charge taken.

Additionally, the Company adopted SFAS No. 144 on January 1, 2002. Under the provisions of SFAS No. 144, an impairment loss is recognized when the estimate of undiscounted future cash flows generated by an asset is less than its carrying amount. Measurement of the impairment loss is based on the present value of the expected future cash flows. The Company wrote-off the carrying value of its investment advisory intangible asset during 2002 as the fund from which it earned incentive royalties under an agreement with the manager ceased operations during the year. In addition, the Company determined that the carrying value of its intangible asset related to employee noncompete agreements was impaired. Therefore, the balance of other intangible assets at December 31, 2002 is reflected net of these impairment charges taken.

In accordance with the provisions of SFAS No. 142, the Company's goodwill and trade name intangible asset are no longer being amortized. The institutional client relationship intangible asset is currently being amortized over its remaining useful life of 13 years.

8. Income Taxes

The Company files a consolidated federal income tax return with its Parent. The Company generally files combined state and local income tax returns with its Parent; however, it does file some separate state and local income tax returns. The Company computes its tax expense as if separate federal, state, and local returns were filed.

At December 31, 2002, the Company had net deferred tax assets of approximately $12.9 million that are comprised principally of net operating losses which expire in 2022. These deferred tax assets are fully offset by a valuation allowance.

The valuation allowance against the net operating loss carry forwards was calculated in accordance with the provisions of SFAS No. 109 "Accounting for Income Taxes" which places primary importance on the Company's historical results of operations. Although the Company's results in prior years were significantly affected by restructuring and other charges, the Company's historical losses and losses incurred in the current fiscal year represented negative evidence sufficient to require a full valuation allowance under the provisions of SFAS 109. If the Company is able to realize part or all the deferred tax assets in future periods, it will reduce its provision for income taxes with a release of the valuation allowance in an amount that corresponds with the income tax liability generated.

9. Leases

The leases for the Company's primary office space are obligations of the Parent, and the Parent charges the Company monthly for its portion of the rent expense.

The Company itself is obligated under two noncancelable leases for office space that it no longer occupies. The majority of the commitment detailed in the following table relates to a lease for office space in San Francisco, which expires in November 2009, and which the Company has sublet through that date. Sublease payments for the remaining life of the lease total $7.8 million and are not included as an offset to the future minimum payments in the table below. The Company also holds a lease for unoccupied office space in Stamford, Connecticut, which expires in March 2003.

9. Leases (continued)

Future minimum payments under the two noncancelable office lease agreements are as follows:

Year ending December 31:	
2003	$ 982,409
2004	875,518
2005	1,153,968
2006	1,160,600
2007	1,193,760
Thereafter	2,188,560
	$ 7,554,815

10. Off-Balance Sheet Risk and Concentration of Credit Risk

Certain market and credit risks are inherent in the Company's business, primarily in facilitating customers' trading transactions in financial instruments.

Financial Instruments with Off-Balance Sheet Risk: In the normal course of business, the Company's customer activities include execution, settlement, and financing of various customer security transactions with the clearing broker. These activities may expose the Company and the clearing broker (collectively referred to herein as "SoundView") to off-balance sheet risk in the event the customer is unable to fulfill its contractual obligation and SoundView has to purchase or sell the financial instrument underlying the contract at a loss.

The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2002, there were no amounts to be indemnified to the clearing broker for these customer accounts.

10. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The Company's customer securities activities are transacted on either a cash or margin basis. In a margin transaction, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and/or securities in the customer's account. In connection with these activities, SoundView executes and clears customer transactions involving securities sold but not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. SoundView seeks to control the risks associated with its customer activities by monitoring required margin levels daily and requiring customers to deposit additional collateral or reduce positions when necessary.

In accordance with industry practice, customer securities transactions are generally settled three business days after the trade date. SoundView is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of its contracts in which case SoundView may have to purchase or sell financial instruments at prevailing market prices. At December 31, 2002, the settlement of these transactions did not have a material effect on the Company's statement of financial condition or results of operations.

In addition, the Company has securities sold but not yet purchased that represent obligations of the Company to deliver securities at a future date. These transactions result in off-balance sheet risk in an amount by which future market values may exceed the amount reflected in the statement of financial condition. The Company may, at its discretion, purchase the securities at prevailing market prices at anytime.

Concentrations of Credit Risk: The Company is engaged in various securities trading and brokerage activities servicing customers primarily located in the United States. The Company's exposure to credit risk associated with the nonperformance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Company.

The Company monitors credit risk on both an individual and group counterparty basis.

11. Contingencies

The Company is subject to claims and legal proceedings arising in the ordinary course of business. Certain of these matters relate to the Company's or its predecessors' underwriting of IPO shares. The Company believes that the disposition of these claims and legal proceedings will not have a material adverse effect on the financial position or results of operations of the Company.

12. Guarantees

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002.

As described in Note 10, the Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2002, the total amount of customer balances maintained by its clearing broker subject to such indemnification was less than $200,000. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.